NO ACT

PE
12-17-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010494

January 27, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-27-2010

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 17, 2009

Dear Ms. Dropkin:

This is in response to your letter dated December 17, 2009 concerning the shareholder proposal submitted to Citigroup by John G. Carlevaro. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John G. Carlevaro

FISMA & OMB Memorandum M-07-16

January 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup, Inc,
Incoming letter dated December 17, 2009

The first proposal relates to stock awards and options. The second proposal relates to an advisory resolution on executive compensation.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. We note that the proponent appears not to have provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of at least $2,000 in market value, or 1%, of Citigroup securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposals were submitted. We note, however, that Citigroup's deficiency notice may have been delivered to an incorrect address. Accordingly, unless the proponent provides Citigroup with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Citigroup omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that Citigroup may exclude the proposals because the proponent exceeded the one-proposal limitation in rule 14a-8(c). We note, however, that Citigroup's deficiency notice may have been delivered to an incorrect address. Accordingly, unless the proponent informs Citigroup which of the two proposals he chooses to submit, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Citigroup omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 17, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposals Submitted to Citigroup Inc. by John G. Carlevaro

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed for filing are two stockholder proposals and supporting statements submitted by John G. Carlevaro (the "Proponent"), for inclusion in the proxy materials ("2010 Proxy Materials") to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 20, 2010. Also enclosed for filing is a copy of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposals from its proxy statement and form of proxy to be proper pursuant to Rules 14a-8(b), 14a-8(c) and 14a-8(f)(1) promulgated under the Act.

Rule 14a-8(b) provides that the proposals may be omitted if the Proponent fails to meet the minimum ownership requirements.

Rule 14a-8(c) provides that a proposal may be omitted if the Proponent submits more than one proposal to a company for a particular stockholders' meeting.

Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal if the proponent fails to satisfy the eligibility requirements of Rule 14a-8(b).

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2010 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2010 Proxy Materials.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: John G. Carlevaro

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposals and supporting statements, copies of which are annexed hereto as Exhibit A (the "Proposals"), submitted by John G. Carlevaro (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2010 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 20, 2010.

The first proposal states:

"It is incumbent that each shareholder, be it an individual or fund manager, who represents their client, holds the directors and named executives accountable for their decisions.

The most recent years have provided ample evidence of past management decisions effecting current earnings and stockholder value. The decision to engage in the purchase of subprime loans and related instruments has had a devastating effect on stockholder value. We have witnessed the value of Citigroup drop from $50.00 to $4.00 per share in the last three years. Named executives and directors were acquiescent in the decision to acquire these high risk, high reward instruments. Reasonable underwriting of risk was discarded in favor of short term rewards. Too often the awards to named executives are predicated on short term results before the full weight of their decision have been felt. Therefore in order to make the directors and management more accountable for the impact of their decisions to the owners of the corporation, the stockholders, I propose that the execution of any vested stock award occur after the full impact of these decisions have had a chance to be manifested. To achieve more equity between the company's management and the shareholders I propose the following:"

RESOLVED: The board modifies the granting of any stock awards or options under any plan or program to named executives and directors to include the provision that the sale of underlying shares acquired through these programs are restricted until a period of three years have lapsed from the date of the vesting."

The second proposal states:

"RESOLVED: "The board of directors adopt a policy which provides shareholders an opportunity at the annual meeting of shareholders to vote on a advisory resolution, which management provides, ratifying compensation of named executive officers which are reflected in the Summary Compensation Table." The vote would be non-binding on the board of directors, but would be an indication of shareholder feedback on the performance of the named officers as well as the market value of the shareholders investment in the company in relation to executive compensation.

There does not seem to be an adequate relationship between executive compensation and the performance of the company. It appears that the shareholder value can decrease dramatically while the named executive's compensation remains at generous levels. The shareholder vote would provide input from the owners of the company toward the appropriate level of executive compensation in light of the financial performance and shareholder value of Citigroup."

The Company believes that the Proposals may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent does not meet the minimum eligibility threshold required to submit a shareholder proposal and Rule 14a-8(c) because the Proponent submitted two proposals.

I. THE PROPOSALS MAY BE OMITTED BECAUSE THE PROPONENT DOES NOT MEET THE MINIMUM OWNERSHIP REQUIREMENTS IN RULE 14a-8(b).

To be eligible to submit a proposal, Rule 14a-8(b) requires a shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Paragraph C.1.a. of Staff Legal Bulletin No. 14 (July 13, 2001) indicates that in order to determine whether the shareholder satisfies the $2,000 threshold, the Staff reviews whether, on any date within 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on highest selling price as reported on The New York Stock Exchange.

Citigroup's records indicate that the Proponent currently owns Citigroup shares as follows: (i) a certificate issued on December 1, 2000 for 79 shares; (ii) 21.491956 shares under the DRIP plan and (iii) 635 shares issued in book entry form on March 11, 2009. Since the Proponent has held the shares purchased on March 11, 2009 for less than 1 year prior to the submission of his Proposals on November 12, 2009, those shares were not counted in determining whether he meets the eligibility requirements for the submission of a proposal at the 2010 Annual Meeting.

The highest selling price of Citigroup's common stock during the 60 calendar day period prior to November 12, 2009 was $5.00 on October 14, 2009. In accordance with SEC rules, in order to have been eligible, the Proponent would have had to have held a minimum of 400 shares of Citigroup's stock on November 12, 2008, the date that is one year prior to the submission date. On the date that is one year prior to the date he submitted his Proposals, the Proponent held approximately 97.5 shares of Citigroup's common stock (79 shares held in certificate form and 18.573612 held through DRIP) making him ineligible to submit a proposal for the 2010 Annual Meeting.

Citigroup sought verification from the Proponent of his eligibility to submit the Proposals by sending a letter via United Parcel Service ("UPS") on November 13, 2009, which was within 14 calendar days of the Company's receipt of the Proposals. In the letter, the Company notified the Proponent of the deficiencies and advised the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural defects (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as

Exhibit B. UPS records confirm delivery of the Deficiency Notice to the Proponent at 7:57 p.m. on November 18, 2009. *See* Exhibit C. In addition, Citigroup attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that if the Proponent owns Citigroup shares through a bank or broker that would bring his total ownership for the requisite one-year period to 400 shares he must submit sufficient proof of ownership. To date, the Proponent has not replied to the Deficiency Notice and thus has failed to cure the deficiency within the 14-day period specified in Rule 14a-8.

Because the Proponent does not meet the minimum ownership threshold required to submit a shareholder proposal, the Company believes that the Proposals may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). See, e.g., *KeySpan Corporation*, (granting relief under Rule 14a-8(b) where the proposal was received on October 19, 2005, but the securities intended to satisfy the minimum ownership requirements were only purchased on October 10, 2005).

II. THE PROPOSALS MAY BE EXCLUDED BECAUSE THE PROPONENT SUBMITTED MORE THAN ONE PROPOSAL FOR THE COMPANY'S 2010 ANNUAL MEETING OF STOCKHOLDERS

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if a shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice. Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Relying on those rules, the Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not timely reduce the number of submitted proposals to one following receipt of a deficiency notice from the company. *See, e.g., Torotel, Inc.* (November 1, 2006) (company permitted to exclude a proposal with multiple components in reliance on Rule 14a-8(c)); *Bob Evans Farms, Inc.* (May 31, 2001) (company permitted to exclude multiple proposals in reliance on Rules 14a-8(c) and 14a-8(f)); and *IGEN International, Inc.* (July 3, 2000) (company permitted to exclude multiple proposals in reliance on Rules 14a-8(c) and 14a-8(f)).

Citigroup sent a Deficiency Notice, attached hereto as Exhibit B, to the Proponent on November 13, 2009 requesting that he revise his submission to reduce it to one proposal. UPS records confirm delivery of the Deficiency Notice to the Proponent at 7:57 p.m. on November 18, 2009. *See* Exhibit C. To satisfy the requirements of Rule 14a-8(c), the Proponent's response to the Deficiency Notice would have had to have been postmarked or transmitted electronically to the Company no later than December 2, 2009, which was 14 calendar days from the date the Proponent received the Deficiency Notice. To date, the Proponent has not replied to the Deficiency Notice.

Because the Proponent has exceeded the one proposal limit and failed to timely cure this deficiency, the Company believes that the Proposals may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(c) and Rule 14a-8(f)(1).

CONCLUSION

For the foregoing reasons, the Company believes the Proposals may be excluded from the 2010 Proxy Materials pursuant to Rules 14a-8(b), 14a-8(c) and 14a-8(f)(1).

Exhibit A

Citigroup Inc.
Corporate Secretary of Citigroup
399 Park Avenue
New York, N.Y. 10043

November 12, 2009

Dear Secretary,

I would like to propose the following for consideration at the next meeting of the shareholders of Citigroup:

It is incumbent that each shareholder, be it an individual or fund manager, who represents their client, holds the directors and named executives accountable for their decisions.

The most recent years have provided ample evidence of past management decisions effecting current earnings and stockholder value. The decision to engage in the purchase of subprime loans and related instruments has had a devastating effect on stockholder value. We have witnessed the value of Citigroup drop from $50.00 to $4.00 per share in the last three years. Named executives and directors were acquiescent in the decision to acquire these high risk, high reward instruments. Reasonable underwriting of risk was discarded in favor of short term rewards. Too often the awards to named executives are predicated on short term results before the full weight of their decision have been felt. Therefore, in order to make the directors and management more accountable for the impact of their decisions to the owners of the corporation, the stockholders, I propose that the execution of any stock awards occur after the full impact of managements decisions have had a chance to be manifested. To achieve more equity between the company's management and the shareholders I propose the following:

RESOLVED: "The board modifies the granting of any stock awards or options under any plan or program to named executives and directors to include the provision that the sale of underlying shares acquired through these programs are restricted until a period of three years have lapsed from the date of the vesting."

Thank you for your consideration.



John G Carlevaro

*** FISMA & OMB Memorandum M-07-16 ***

Citigroup Inc.
Corporate Secretary of Citigroup
399 Park Avenue
New York, N.Y. 10043

November 12, 2009

Dear Secretary,

I would like to propose the following for consideration at the next meeting of the shareholders of Citigroup:

RESOLVED: " The board of directors adopt a policy which provides shareholders an opportunity at the annual meeting of shareholders to vote on a advisory resolution, which management provides, ratifying compensation of named executive officers which are reflected in the Summary Compensation Table." The vote would be non-binding on the board of directors, but would be an indication of shareholder feedback on the performance of the named officers as well as the market value of the shareholders investment in the company in relation to executive compensation.

There does not seem to be an adequate relationship between executive compensation and the performance of the company. It appears that the shareholder value can decrease dramatically while the named executive's compensation remains at generous levels. The shareholder vote would provide input from the owners of the company toward the appropriate level of executive compensation in light of the financial performance and shareholder value of Citigroup.



John G Carlevaro

*** FISMA & OMB Memorandum M-07-16 ***

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

Exhibit B



VIA UPS

November 13, 2009

Mr. John G. Carlevaro

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Carlevaro:

Citigroup Inc. acknowledges receipt of the stockholder proposals submitted by you for consideration by Citigroup's stockholders at the Annual Meeting in April 2010. Your submission has both eligibility and procedural defects. Based on your shareholdings, you are not eligible to submit a stockholder proposal to Citigroup. In addition, you have submitted two proposals, which is not permitted under the Securities and Exchange Commission's rules. I am enclosing a copy of the Securities and Exchange Commission's guidelines for submitting shareholder proposals (Rule 14a-8 of the 1934 Exchange Act.) The guidelines, drafted in a question and answer format, include eligibility and procedural requirements.

Our records indicate that you currently own Citigroup shares as follows: (i) a certificate issued on December 1, 2000 for 79 shares; (ii) 21.491956 shares under the DRIP plan and (iii) 635 shares issued in book entry form on March 11, 2009. Under SEC rules, in order to be eligible to submit a proposal, a stockholder must own at least $2,000 in market value or 1% of the Company's stock **for a period of one year** prior to submitting a proposal. Since you will have held the shares you purchased on March 11, 2009 for less than 1 year prior to the submission of your proposals on November 12, 2009, these shares will not be counted in determining whether you meet the eligibility requirements for the submission of a proposal at the 2010 Annual Meeting. The highest selling price of Citigroup's common stock during the 60 calendar days prior to November 12, 2009, the date of your submission, was $5.00 on October 14, 2009. In accordance with SEC rules, in order to have been eligible, you would have had to have held a minimum of 400 shares of Citigroup's stock on November 12, 2008. On the date that is one year prior to the date you submitted your proposals, you held approximately 97.5 shares of Citigroup's common stock (79 shares held in certificate form and 18.573612 held through DRIP) making you ineligible to submit a proposal for the 2010 Annual Meeting.

If you own additional shares of Citigroup's common stock through a bank or broker that would bring your total over 400 shares, please provide Citigroup with a written statement from the record holder of your securities that you have held those shares of Citigroup common stock continuously for at least one year as of the date you submitted your proposals. In addition, you must provide us with a statement that you will continue to hold these securities through the date of the annual meeting.

There is a procedural defect in your submission. Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." You have submitted two proposals: one relating to the granting of stock options and the other focusing on "say on pay."

If you wish to correct the defects in your submission outlined in this letter, as required by Rules 14a-8(b), 14a-8(c) and Rule 14a-8(f) of the Securities Exchange Act of 1934, within 14 calendar days after receipt of this letter, please provide proof that you owned 400 shares of Citigroup's common stock continuously for a 1 year period prior to November 12, 2009 and revise your submission so that it includes only one proposal. Please note that if we do not receive your revised submission within 14 calendar days of your receipt of this letter, we may properly exclude your proposals from our 2010 Proxy Statement.

In asking you to provide the foregoing information, Citigroup does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable rules of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
General Counsel, Corporate Governance